Freegold Ventures Limited

Building a new gold producer one step at a time

2006 Annual Report

Bulk sampling at Golden Summit

Almaden Oct. 2006 analyst/investor tour

Blasting metallurgical test pit at Almaden

President's Letter

2006 was an exciting year of discovery and expansion for your company, and our systematic approach to project development and acquisition continues to bring us closer to our goal of building a new gold producer. Since coming aboard as the new President in late 2005, I have had the pleasure of working with an excellent team, have seen the introduction of many new shareholders, and have watched our share value grow in tandem with the advancement of our core Idaho and Alaska projects.

The first and most critical step in the process of building a gold producer is to have an experienced and proven team in place to drive the company towards this goal. We were very fortunate during the year to have attracted three new members to our management team that have broad experience in mine development and operations. Collectively, our team has now been involved in the start-up, acquisition, financial turnaround and operation of 11 separate gold/silver producers, with aggregate annual production of 1,535,000 oz gold and 9,600,000 oz silver, and in the securing of over $750 million of financing. In our experience, transitioning a junior resource company from exploration to production is one of the most consistent ways of achieving significant gains for shareholders. Given that members of our team have been integral in helping many explorers make the leap to new producer status, and in creating in excess of $1 billion in new market capitalization, we feel confident that Freegold possesses the perfect mix of people and projects to allow us to make the leap once again.

We were fortunate as a new management team to have inherited an excellent portfolio of gold projects, and equally fortunate to be advancing them during periods of rising gold prices. Our strategy has always been to first enhance the value of projects within the company, then to seek new acquisitions once the company was on firmer financial ground.

We started off the year with the receipt of a positive technical review of our 100% controlled Almaden project in Idaho by Hatch Limited, a world leader in heap leach mine design and construction. Almaden had previously been advanced through to the completion of a feasibility study in 1997, which called for the development of a 95,000 oz/year open pit, heap leach gold mine. In addition to conducting numerous technical re-assessments on the project, Freegold successfully completed the first 43-101 compliant resource assessment on the project, which was followed immediately with the commencement of a 34,000 foot resource expansion drill program. Two rigs are expected to complete this phase of drilling by April 2007, and drilling to date has had excellent success in finding depth extensions to the central part of the deposit up to 300 feet below the original 200 foot deep pit design. Work in 2007 will continue to build upon this success, and efforts will focus on the announcement of new resource figures by Mine Development Associates, the completion of new metallurgical test work by McClelland Laboratories aimed at examining the relationship between improved gold recoveries and finer crush sizes, the updating of project economics and the commencement of base-line environmental data collection in support of future permitting.

Our Golden Summit project outside Fairbanks, Alaska was the source of major new discoveries during the year, not only reviving the possibility of bringing high grade underground mining back to the camp since its shut-down in 1942, but adding the possibility of bulk tonnage mining to the property for the first time with the discovery of broad zones of lower grade mineralization surrounding the high grade veins that were the source of historical production. As a follow up to the fall 2005 program which identified numerous new parallel veins in an area to the south of the historic Cleary Hill Mine (280,000 oz gold production at grades averaging 1.3oz/ton (44g/tonne)), a major trenching program was conducted in the summer of 2006. The program not only continued to define numerous high-grade veins in the swarm south of the old mine (with sections of the veins grading 1.0 oz/ton (35 g/tonne) over 5 foot widths up to 85 feet in length), but also discovered the previously un-mined 1,300 foot eastern extension of the Cleary Hill structure.

This trenching was followed by the collection of a 10,000-ton surface bulk sample from a variety of vein locations to test how these high surface grades hold up in larger volumes and to generate possible cash flow through the on-site gravity concentration of this material in the spring of 2007. During the collection of this bulk sample, extensive bleeding of high-grade gold mineralization up to 100 feet into the rocks adjacent to the veins was discovered (intercepts away from the main veins include 18 oz/ton (677 g/tonne) over 3 feet, 1.9 oz/ton (65 g/tonne) over 3 feet, 0.65 oz/ton (22 g/tonne) over 15 feet and numerous intercepts of 0.76 - 1.35 oz/ton (27-46 g/tonne) over 5 foot widths, along with a number of wider, lower grade 0.03 - 0.09 oz/ton (1 to 3 g/tonne) shear zones. These mineralized structures and shears collectively make up a zone currently identified as 1,000 feet wide over a known strike length of 3,500 feet, with the strike and ultimate width of mineralization in this area still open in all directions. To further help define mineralization in this area, a 25,000 foot drill program, consisting of shallow, close spaced holes traversing through this zone in a number of locations along the strike length was initiated in December 2006 and will continue into the spring. Permit applications have also been submitted that could allow for the mining and processing of up to 130,000 tons per year of this surface material in support of the definition of the mineralization and for additional cash flow generation purposes.

Freegold further expanded its list of core projects with the announcement in March 2007 of the signing of a Mineral Exploration Agreement with Option to Lease with Doyon, Limited an Alaskan native corporation on their Vinasale project in central Alaska. Following the discovery of gold and subsequent drilling from 1990 to 1994, a historical, non-43-101 compliant resource of 920,000 oz of gold was calculated on the project. Freegold's 2007 program will focus on expanding the current resources and testing other areas on the 128,000-acre property that may have the potential to host additional resources. This acquisition fits perfectly with our template of locating undervalued advanced-stage gold deposits and applying our development skills to the enhancement of its value. With the agreement structured in a way that Freegold can earn into its interest by making escalating annual cash payments and exploration expenditures, this also fits our strategy of minimizing large capital expenditures at this earlier stage of our company's growth.

I encourage you to read more about these project developments in the following pages, and to visit our web site at www.freegoldventures.com to read further details about your projects and your management team. On behalf of the Board of Directors and all of our staff, I thank you for your support during the year, and hope you continue to follow us on our journey to production.

Steve Manz,
President and CEO
March 2006

Property Locations

Rob
Golden Summit
Vinasale
Grew Creek
Almaden

1

Projects

Almaden – Idaho

Almaden is a one mile-long, flat-lying, epithermal gold surface deposit, located 12 miles east of Weiser, in southwestern Idaho. Freegold controls 100% of the project following the completion of a feasibility study in 1997 and purchase of the minority interest in 2001. The 1997 study contemplated a 22,500-ton per day open-pit, heap leach operation producing an average of 95,000 ounces of gold per year with an overall 0.6 to 1 waste to ore strip ratio. The project was placed on hold during the subsequent period of low gold prices. With the increase in gold prices and the introduction of Freegold's new management team, the project is now being aggressively advanced.

At the time of the 1997 study, the Almaden deposit was well defined with 677 drill holes, 88% of which were less than 100 feet apart, and 44% of which were 50 feet apart. These holes served as the basis of Freegold's first 43-101 resource calculation in early 2006, which generated 551,834 oz of gold in the indicated category (24,778,000 tons grading 0.021 oz/ton) and 359,802 oz in the inferred category (19,989,000 tons grading 0.018 oz/ton). Although these resources were previously categorized as measured and indicated as a result of the tight spaced drilling and homogenous nature of the deposit, new reporting standards require the completion of detailed geological models to substantiate the resource category classification. Freegold is in the process of completing its own detailed geological model, and anticipates that the majority of these resources will be brought back into the measured and indicated categories following the next phase of resource calculations by Mine Development Associates (MDA) of Reno by the end of the second quarter of 2007. This new resource calculation will include the results of the 34,000-foot resource expansion drill program currently underway. This drilling, using one core rig and one reverse circulation rig, commenced in July 2006 and is expected to be completed by April 2007. The program is testing numerous areas that remain open at depth and along strike. Results to date show resource-grade gold mineralization continues 300 feet below the 200-foot depth of previous drilling within the central part of the deposit.

A new metallurgical test program aimed at enhancing the project through improving gold recoveries has also commenced. One of the recommendations by Hatch Limited during their early 2006 technical review on the project was that inadequate testing had been done in the past to determine the optimal crush size for the project. As a result, Freegold drilled 2,500 feet of large diameter (PQ) core in 6 locations and blasted three 13-ton bulk samples from three small surface pits in 2006. Representative samples from this material were generated, and McClelland Laboratories of Reno, NV, is currently performing column leach testing on 5 different size fractions of crushed material. Upon the completion of the updated resource calculation by MDA and the metallurgical testing by McClelland, Freegold will initiate a new preliminary assessment in 2007 to determine whether the original mine design in the 1997 feasibility study still remains the optimal manner in which to develop the deposit.

Subsequent exploration at Almaden will also be focused on the search for higher-grade bonanza gold mineralization in discrete feeder zones under the main lower-grade deposit, similar to mines in northern Nevada. No deep drilling has been conducted on the project to date, and Freegold's ongoing mapping and drilling is helping identify suitable targets to test in future drilling.

2

True North Deposit:
2 million ounces of gold
Freegold
Golden Summit
Project
Fort Knox Deposit:
7 million ounces of gold
2.5km

Golden Summit – Alaska

Freegold holds a 93% interest in the Golden Summit project, located approximately 20 road miles north of Fairbanks, Alaska. Accessible by year-round road, this 7,500-acre property has produced over 7 million ounces of gold, and is located less than 5 miles from Fort Knox, a 7 million oz deposit currently producing gold at 333,000 oz/year, and less than 2 miles from the 2 million ounce True North deposit.

All of Freegold's work in 2006 was focused on the area surrounding the historic Cleary Hill mine, which was the largest underground producer in the district before it's closure in 1942. Freegold's 2006 trenching and bulk sampling programs not only discovered a new eastern extension of the Cleary Hill vein, but more importantly, discovered the presence of mineralised zones of up to 100 feet wide from the extensive bleeding of gold mineralization, via smaller quartz vein splays and horsetails into both the hanging and foot wall rocks surrounding the Cleary Hill structure.

The discovery was initially made at the old Beistline shaft area, 1,300 feet to the east of the last Cleary Hill underground workings. Channel samples in the summer of 2006 along the 185-foot strike length of the 4" to 18" wide vein in this area averaged 1.15 oz/ton (39.5 g/tonne). Mineralization was noted to extend to the south, and five-foot long channel samples, extending 5-10 feet into the hanging wall returned assays of 25.3, 34.3, 31.1, 26.1 and 46.3 g/tonne (0.74 to 1.35 oz/ton). Overburden stripping in advance of bulk sampling in this area continued to expose additional mineralization further to the south. Samples taken from the walls of the 300' x 30' x 30' bulk sampling pit returned 18 oz/ton (616.7 g/tonne) and 1.9 oz/ton (65.2 g/tonne) over 3-foot long vertical channel samples located 20 feet apart, indicating that multi-oz/ton mineralization can also be found outside the main veins. Additional gold mineralization 80 feet to the south of the bulk-sample pit wall, assayed 0.65 oz/ton (22.3 g/tonne) over 15 feet, perpendicular to the strike of the structures.

A new vein swarm was also discovered in an area 1,000 feet to the south of the Cleary Hill structure. This swarm is comprised of a series of east-northeast trending veins and shear zones that to date have been traced over a 1,100 foot strike length.

Part of the 10,000-ton bulk sample collection in the fall of 2007 involved the construction of a haul road, which aided considerably in the identification of additional veins in the area, as the new road switched back and forth through the vein swarm. The best intercept in this area was the Wackwitz vein, where trenching discovered a new five-foot wide zone averaging 0.48 oz/ton (16.4 g/tonne) over 235 feet, including a higher-grade section of 85 feet averaging 1.01 oz/ton (34.8 g/tonne). Broader shear zones, with gold grades in the 0.03 - 0.09 oz/ton (1 to 3 g/tonne) range were also discovered over widths up to 25 feet.

The 10,000-ton bulk sample was taken from a total of eight locations, and representative material is currently being tested by McClelland Laboratories and Knelson Gravity Solutions. This testing is to determine an optimal flow sheet to process this material in the spring of 2007 using a portable on-site gravity concentration circuit. Permit applications have also been submitted that could allow for the mining and processing of up to 130,000 tons of material per year.

In addition to the ongoing collection and processing of material for grade confirmation and cash flow generation purposes, Freegold is also in the midst of a 25,000 foot shallow, close spaced drill program that will test these two areas through their known 1,000 foot width, and at various locations along the known 3,500 foot strike length of this zone. Results from both the 2006 trenching/bulk sample programs plus initial results from the drill program suggest that Golden Summit may have the potential to host bulk tonnage gold mineralization in addition to high-grade gold mineralization in individual veins.

3

Projects

Vinsale – Alaska

On March 2, 2007, Freegold announced the signing of an Exploration with Option to Lease agreement on the Vinasale gold project. Vinasale is located 16 air miles south of McGrath, Alaska in a north trending belt of igneous intrusion-related deposits that includes the 33 million oz Donlin Creek deposit and the operating Nixon Fork gold mine. The property is under option from Doyon, Limited an Alaskan native regional corporation, which holds 100% of the 128,000-acre property.

Significant gold mineralization was first discovered at Vinasale by Central Alaska Gold Company (CAGC) in 1990. Subsequent drilling by CAGC and then joint venture partner Placer Dome established an initial gold resource of 614,000 oz (10.4 million tons @ 0.057 oz/ton). While the gold mineralization was found to be refractory, metallurgical testing showed that 95% of the gold reported to the flotation concentrate, thereby considerably reducing the volume of material that would need to be processed in order to recover the gold. The property was subsequently optioned by ASA-Montague in 1994 and additional soil sampling, followed by limited in-fill and expansion drilling was successful in further increasing the gold resource to 920,000 oz (18.04 million tons @ 0.051 oz/ton) based on the 36 holes that had been drilled into the Central Zone. (Note that these resource figures are historical in nature and are provided for informational purposes only. They are not 43-101 compliant, and as such should not be relied upon.) Previous wide-spaced drilling northeast and south of the known deposit indicates these areas may have potential for resource expansion while previous limited reconnaissance work has indicated that additional gold mineralization exists on the property outside the area known to contain resources.

Freegold's 2007 program will focus on expanding the current resources and testing other areas on the property that may have the potential to host additional resources. Initial programs will include geological mapping, sampling and geophysical surveys. Freegold will also be collecting new samples for further metallurgical testing. This test work will be conducted under the supervision of Freegold's new VP of Project Development, Jeff Woods, who has considerable experience in the metallurgical testing of refractory deposits, and in the design, construction and operation of numerous refractory processing plants.

Other

Freegold also holds two earlier-stage exploration projects: the Rob property in Alaska, and the Grew Creek property in the Yukon Territory.

Acquired in 2002, Rob is the latest Freegold project in the company's portfolio to undergo a new re-evaluation. Since acquiring the project, Freegold conducted limited reconnaissance work on this 106-claim property, confirming the presence of high-grade gold mineralization from various large soil anomaly locations originally identified by the WGM/Sumitomo exploration team in the early 1990's. This team was also responsible for the discovery of the nearby Pogo deposit, a + 4 million oz gold deposit that is hosted in the same intrusive and metamorphic rocks, and on the flank of the same 18 mile long intrusive dome that hosts the Rob gold mineralization. Previous grab samples from Rob returned values of 25.2 oz/ton (856 g/tonne) gold (Blue Lead prospect) and 28.9 oz/ton (991 g/tonne) gold (Michigan prospect). Interest in the Goodpaster district, which hosts the Rob property, has picked up considerably with the commencement of production at the Pogo mine in 2006 (scheduled to be the largest gold mine in the State with annual production ranging from 350,000 to 500,000 oz/year) and most recently with the consolidation of a large land package surrounding the Pogo mine and our Rob property by the founder and former Chairman of Goldcorp., Robert McEwen. Freegold believes that Rob represents an excellent early stage exploration project that has the potential to add significant value to our portfolio.

Freegold is also in the process of seeking joint venture partners interested in advancing our Grew Creek project. A recent re-compilation of historical data indicates that in addition to the known low-sulphidation epithermal gold deposit hosted on the property, Grew Creek may also be prospective for hosting intrusion-related gold deposits. A high-grade "bonanza" gold resource has previously been outlined at the Main Zone within felsic pyroclastic rocks on the property (eg. hole GC-94-196 which intersected 17 m grading 28.55 g/tonne gold). Two areas of anomalous gold have also been identified within a 2 km area to the east of the Main Zone within an elongate quartz-feldspar porphyry body adjacent to the volcanic rocks. Rat Creek is a 400 m X 100 m zone and Tam is a 300 m X 100 m zone both evidencing anomalous gold and other multi-elements in surface sampling and diamond drilling that occur within well defined geophysical IP anomalies.

4

Form 51-102F1

Management Discussion and Analysis

For

Freegold Ventures Limited

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Freegold Ventures Limited (the “Company” or “Freegold”) for the year ended December 31, 2006 and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006 and related notes contained in the report.  The date of this management’s discussion and analysis is March 6, 2007.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Freegold

Freegold is an exploration stage company engaged in the acquisition exploration and evaluation of mineral properties of merit with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected annual information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Freegold for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and related notes.

	Years Ended December 31,(audited)
	2006	2005	2004
Total revenues	$126,882	$40,434	$168,823
General and administrative expenses	$1,510,665	$1,328,008	$1,381,717
Mineral property costs	3,310,465	1,114,827	1,387,730
Income (loss) before extraordinary items - In total - Basic and diluted loss per share	(1,510,665) (0.04)	(1,328,008) (0.04)	(1,381,717) (0.05)
Net income (loss) before income taxes - In total - Basic and diluted loss per share	(1,772,633) (0.05)	(1,368,370) (0.04)	(2,018,689) (0.08)
Totals assets	12,347,101	9,431,704	10,442,657
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

			For the Quarters Ended (unaudited)
	Dec. 31	Sep 30	Jun 30	Mar 31	Dec. 31	Sep 30	Jun 30	Mar 31
	2006	2006	2006	2006	2005	2005	2005	2005
Total revenues	$44,728	$10,987	$67,509	$3,658	$25,065	$6,865	$4,933	$3,571
Net loss – before tax	717,993	599,310	195,838	259,492	373,741	398,061	290,184	306,384
Net loss per share	0.02	0.02	0.01	0.01	0.01	0.01	0.01	0.01
Total assets	12,347,101	10,694,202	11,137,711	9,406,647	9,431,704	9,652,159	9,792,836	10,072,692

Results of operations

The year ended December 31, 2006 resulted in a net loss of $1,772,633 which compares with a loss of $1,368,370 for the same period in 2005.  General and administrative expenses for the year ended December 31, 2006 were $1,510,665, an increase of $182,657 over the same period in 2005. Consulting fees of $207,651 were recorded as compared to $304,998 during the previous year.   The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $83,835 for the period ended December 31, 2006 compared to $214,799 for the previous year.  The stock compensation expense has been allocated by expense category on the income statement. Wages of $466,743 were significantly higher than the previous year amount of $95,733 principally due to the inclusion of $222,060 relating to the accrual/allotment of performance shares.  All other general and administrative costs were relatively the same when compared to the previous year.  Capital gains of $85,884 were realized on the sale of investments in 2006 as compared to $Nil over the same period in 2005.   Interest income of $40,998 was also earned in 2006 as compared to $39,476 in the previous year as the Company had almost the same amount of funds on deposit.

During the year ended December 31, 2006, the Company incurred mineral property deferred exploration costs of $3,405,654.  Of the deferred exploration costs, $19,266 relates to the minimum holding costs, $702,054 was incurred to review and update previous engineering and resource work and $1,478,828 was incurred for drilling on the Almaden project in Idaho. $964,957 was incurred on the Golden Summit project in Alaska of which $531,909 was for bulk sampling. $33,049 was spent on the Rob project in Alaska. Mineral property acquisition costs of $203,997 were also incurred which included $19,922 for the Almaden Idaho project, $25,425 for the Rob Alaska project and $78,650 for the Golden Summit Alaska project. The Company also received $30,000  and 253,586 shares at a value of $100,000 from Pacific North West Capital Corp. as part of the Union Bay agreement. During the year, the Company terminated the Duke, B.C. property agreement and the associated costs of $332,806 were written off. The Company continued with the Grew Creek project in the Yukon by making a cash payment of $65,000 and issuing 50,000 shares with a deemed value of $15,000. $190,697 in exploration expenditures was spent on the Grew Creek project during the year with $169,186 being received as a mineral tax credit from the Yukon government relating to exploration expenditures incurred in the prior year.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $200,065 for the period ended December 31, 2006, an increase of $23,823 over the same period in 2005.

Three months ending December 31, 2006

The quarter ended December 31, 2006 resulted in a loss from operations of $717,993 which was higher than the loss of $373,741 incurred in the comparative quarter.  Most of the increase can be attributed to the accounting of $222,060 for the allotment/accrual of performance shares that were recorded in wages.  All other quarterly expenses are consistent with the discussion of the annual loss in the previous paragraph and elsewhere in this Annual MD & A.

Cash flows from financing and borrowing activities during the quarter were $1,610,500.  The source of cash during the quarter was from the completion of a 1,111,111 unit private placement for gross proceeds of $500,000, the borrowing of a $1,000,000 short term loan and $110,500 from the exercise of stock options.

Liquidity and capital resources

At December 31, 2006, the Company’s working capital, defined as current assets less current liabilities, was a deficit of  $805,360 compared with a surplus of $689,794 at December 31, 2005.  During 2006, 8,146,542 shares were issued for gross proceeds of $2,737,401. 453,750 options were also exercised for proceeds of $153,125.

The Company has a portfolio of investments with a book value of $232,219 and a market value of $368,160 as at December 31, 2006. The investments consist of 553,986 shares of Pacific North West Capital Corp. and 206,500 shares of CanAlaska Uranium Ltd.  These companies have certain directors in common. These amounts are included in the above working capital. The Company had 40,262,882  issued and outstanding shares at December 31, 2006.

Contractual commitments

The Company is committed under an operating lease, for its office premises with the following lease payments to the expiration of the lease on June 30, 2010.

Fiscal year ended Dec. 31,	2007	2008	2009	2010	2011	Thereafter

Office lease	$39,679	$39,679	$39,679	$19,840	-	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements for the year ended December 31, 2006.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, amortization, determination of net recoverable value of assets, determination of fair value on, taxes, contingencies and stock-based compensation.

Change in accounting policies

There are no changes in significant accounting policies.

Auditors

The Company’s auditors for the year ended December 31, 2005, Staley, Okada & Partners, have combined their practice with PricewaterhouseCoopers LLP. The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending December 31, 2006.

Financial instruments and other instruments

Freegold’s financial instruments consist of cash and cash equivalents, term deposits, accounts and advances receivable, portfolio investments, accounts payable, accrued liabilities, secured loans and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that Freegold is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures are negatively impacted by increases in the U.S. versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at December 31, 2006, there were 40,262,882 outstanding common shares compared to 31,562,590 outstanding shares at December 31, 2005.  The increase reflects the issuance of 50,000 performance shares, 8,600,292 shares for cash, and 50,000 shares for mineral properties.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Notes 8e to the consolidated financial statements to December 31, 2006.

Related party transactions

A total of $107,602 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for management services during the year ended December 31, 2006.   An amount of $36,681 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for office rent during the year ended December 31, 2006.  A total of $28,231 was paid to a company controlled by Taryn Downing, the Corporate Secretary of the Company, for Corporate secretarial services during the year ended December 31, 2006.   A total of $28,831 was paid to a company controlled by Gord Steblin, the Chief Financial Officer (CFO) of the Company for accounting services during the year ended December 31, 2006.   A total of $73,042 was paid to a company controlled by Kristina Walcott. 50,000 performance shares with a value of $19,000 were issued and 82,500 performance shares with a value of $43,523 were allotted/accrued to Kristina Walcott, the Vice-President of Business Development.  A total 427,272 performance shares with a value of $177,227 were allotted/accrued to Steve Manz, the President & Chief Executive Officer (CEO). A total 106,666 performance shares with a value of $44,833 were allotted/accrued to Michael Gross, the Vice-President of Exploration.

Disclosure controls and internal controls over financial reporting

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD & A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.  The company’s CEO and CFO have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures for the period ending December 31, 2006.

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting (ICFR), and confirm that there were no changes in these controls that occurred during the most recent period ended December 31, 2006 which materially affected, or are reasonably likely to materially affect the Company’s ICFR.

Risks and uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Outlook

The Company ended December 31, 2006 with a working capital deficit of $805,360.  Subsequent to year end, the Company raised $2,805,000 from private placements and realized $130,258 from the sale of portfolio investments. The Company has repaid the $1,000,000 loan and estimates that it will have adequate funds to meet its corporate, administrative and property obligations for the coming year.

Approval

The Board of Directors of Freegold has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it.

FREEGOLD VENTURES LIMITED

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2006 and 2005

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

Independent Auditors’ Report

To the Shareholders of

Freegold Ventures Limited

We have audited the consolidated balance sheet of Freegold Ventures Limited (the “Company”) as at December 31, 2006 and the consolidated statements of loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2005 and 2004 were audited by predecessor auditors who expressed an opinion without reservation on those statements in each of their reports dated February 6, 2006 and January 28, 2005 respectively.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

March 8, 2007

Comments by Auditor for U.S. Readers on Canada-U.S Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1(a) to the financial statements.  Our report to the shareholders dated March 8, 2007 is expressed in accordance with Canadian reporting standards which do not permit reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

March 8, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Report of Independent Registered Public Accounting Firm

To the Shareholders of Freegold Ventures Limited:

We have audited the accompanying consolidated balance sheets of Freegold Ventures Limited (an Exploration Stage Company) (the “Company”) as at 31 December 2005 and 2004 and the related consolidated statements of shareholders' equity, loss and cash flows for each of the years ended 31 December 2005, 2004 and 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 31 December 2005 and 2004, and the results of its operations and its cash flows for each of the years ended 31 December 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, BC, Canada	STALEY, OKADA & PARTNERS
6 February 2006	CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of Freegold Ventures Limited:

We have audited the accompanying consolidated balance sheets of Freegold Ventures Limited (formerly International Freegold Mineral Development Inc.) (An Exploration Stage Company) as at 31 December 2004 and 2003 and the related consolidated statements of changes in shareholders’ equity, loss and cash flows for the years ended 31 December 2004, 2003 and 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the Standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2004 and 2003 and the changes in shareholders’ equity, results of its operations and its cash flows for the years ended 31 December 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
28 January 2005, except as to Note 4(a)(v) which is as at 2 February 2005	CHARTERED ACCOUNTANTS

Freegold Ventures Limited (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets
As at 31 December
Canadian Funds

ASSETS	2006	2005
Current
Cash and cash equivalents	$326,966	$544,275
Term deposits	50,460	-
Accounts and advances receivable	16,180	49,624
Portfolio investments (Note 3)	232,219	197,153
Prepaid expenses and deposits	130,821	22,380
	756,646	813,432
Mineral Property Costs – Statement 5 (Note 4)	11,561,837	8,584,178
Property and Equipment (Note 5)	62,750	34,094
	$12,381,233	$9,431,704

LIABILITIES
Current
Accounts payable	$516,006	$66,943
Accrued liabilities	38,000	56,695
Due to related parties (Note 6a)	8,000	-
Loan (Note 7)	1,000,000	-
	1,562,006	123,638

Contingent Liabilities (Note 4b)
Commitments (Note 10)
Continued Operations and Going Concern (Note 1a)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 8)
Authorized:
Unlimited common shares without par value
Issued, allotted and fully paid:
40,262,882 (2005 – 31,562,590) shares	33,364,784	30,714,606
Contributed Surplus	1,746,128	1,072,794
Deficit Accumulated During Exploration Stage - Statement 2	(24,291,685)	(22,479,334)
	10,819,227	9,308,066
	$12,381,233	$9,431,704

ON BEHALF OF THE BOARD:

       “Harry Barr”                          , Director                    “Hubert Marleau”             , Director

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 2
Consolidated Statements of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares	Amount	Contributed Surplus	Accumulated Deficit	Total
Balance - 31 December 2003	26,266,705	$29,334,259	$499,845	$(19,396,866)	$10,437,238
Issuance and allotment of shares for:
- Cash	2,738,000	1,140,100	-	-	1,140,100
- Property	900,000	303,000	-	-	303,000
- Finder’s fees	87,500	-	-	-	-
Share issuance costs	-	-	-	(54,910)	(54,910)
Stock-based compensation	-	-	358,150	-	358,150
Future income tax on flow-through (Note 9)	-	(365,968)	-	-	(365,968)
Loss for the year	-	-	-	(1,652,721)	(1,652,721)
Balance - 31 December 2004	29,992,205	$30,411,391	$857,995	$(21,104,497)	$10,164,889
Issuance and allotment of shares for:
- Cash	1,445,385	245,715	-	-	245,715
- Property	75,000	50,000	-	-	50,000
- Performance shares	50,000	7,500	-	-	7,500
Share issuance costs	-	-	-	(6,467)	(6,467)
Stock-based compensation	-	-	214,799	-	214,799
Loss for the year	-	-	-	(1,368,370)	(1,368,370)
Balance – 31 December 2005	31,562,590	$30,714,606	$1,072,794	$(22,479,334)	$9,308,066
Issuance and allotment of shares for:
- Private placements	8,146,542	2,737,401	-	-	2,737,401
- Value assigned to warrants (Note7, 8d)	-	(328,813)	378,381	-	49,568
- Property	50,000	15,000	-	-	15,000
- Exercise of options	453,750	207,590	(54,465)	-	153,125
- Performance shares	50,000	19,000	-	-	19,000
- Performance shares reserved for issuance.	-	-	265,583	-	265,583
Share issuance costs	-	-	-	(39,718)	(39,718)
Stock-based compensation	-	-	83,835		83,835
Loss for the year	-	-	-	(1,772,633)	(1,772,633)
Balance – 31 December 2006	40,262,882	$33,364,784	$1,746,128	$(24,291,685)	$10,819,227

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	Year Ended 31 December
	2006	2005	2004
General and Administrative Expenses
Consulting fees	$207,651	$304,998	$173,124
Consulting fees – Stock-based compensation (Note 8e)	18,615	125,553	160,236
Travel	127,365	142,099	156,151
Promotion	104,590	92,633	143,237
Management fees (Note 6b)	107,602	106,818	124,640
Director fees (Note 6a)	22,000	24,000	-
Director fees – Stock-based compensation (Note 8e)	1,461	32,740	96,721
Audit and accounting	63,884	81,528	76,110
Wages, salaries and benefits	244,683	95,733	73,823
Wages – Stock-based compensation (Note 8e)	57,998	19,737	18,606
Wages – Performance share compensation (Note 8f)	222,060	-	-
Shareholder relations	95,475	83,609	61,067
Shareholder relations – Stock-based compensation (Note 8e)	5,761	36,769	82,587
Transfer and filing fees	64,778	46,115	52,456
Rent and utilities	40,386	40,015	40,015
Office and miscellaneous	41,173	20,277	30,175
Insurance	34,131	39,135	26,842
Legal	20,810	17,050	26,776
Telephone	17,239	10,172	18,330
Equipment rental	-	1,028	12,341
Amortization	13,003	7,999	8,480
Loss Before the Undernoted	(1,510,665)	(1,328,008)	(1,381,717)

Other Income (Expenses)
Gain on sale of portfolio investments (Note 3)	85,884	-	30,570
Interest income	40,998	39,476	65,250
Foreign exchange gain (loss), net	(28,675)	(2,492)	9,688
Miscellaneous income	-	958	73,003
Interest, bank charges and loan arrangement fee	(27,369)	(29,373)	(27,107)
Write-off of mineral property costs (Note 4)	(332,806)	(40,020)	(788,376)
Write-down of investments	-	(19,559)	-
Gain on sale of property and equipment	-	10,648	-
	(261,968)	(40,362)	(636,972)

Loss Before Income Taxes	(1,772,633)	(1,368,370)	(2,018,689)
Future income tax recovery (Note 9)	-	-	365,968
Loss for the Year	$(1,772,633)	$(1,368,370)	$(1,652,721)

Loss per Share - Basic and diluted	$(0.05)	$(0.04)	$(0.06)

Weighted Average Number of Shares Outstanding	37,459,602	30,506,308	26,847,155

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	Year Ended 31 December
Cash Resources Provided By (Used In)	2006	2005	2004
Operating Activities
Loss for the period	$(1,772,633)	$(1,368,370)	$(1,652,721)
Items not affecting cash:
Amortization	13,003	7,999	8,480
Gain on sale of portfolio investments	(85,884)	-	(30,570)
Gain on sale of equipment	-	(10,648)	-
Write-down of investments	-	19,559	-
Write-off of mineral property costs	332,806	40,020	788,376
Stock-based compensation	83,835	214,799	358,150
Consulting fees – performance shares issued	18,500	7,000	-
Wages and consulting fees – performance shares reserved for issuance.	265,583	-	-
Loan arrangement fee	15,437	-	-
Future income tax recovery on flow-through shares (Note 9)	-	-	(365,968)
Net changes in non-cash working capital components:
Accounts and advances receivable	33,444	126,649	(154,113)
Term deposits	(50,460)	1,405,949	100,996
Prepaid expenses and deposits	(74,309)	12,183	(33,463)
Accounts payable	(47,868)	(21,966)	(4,851)
Accrued liabilities	(18,695)	13,710	27,985
Due to related parties	8,000	(20,960)	20,960
	(1,279,241)	425,924	(936,739)

Investing Activities
Purchase of portfolio investments	(7,800)	-	(40,823)
Proceeds on sale of portfolio investments	158,618	-	48,260
Mineral property acquisition costs	(188,997)	(173,514)	(280,365)
Mineral property deferred exploration costs	(2,908,723)	(1,186,119)	(1,770,925)
Mineral tax credit	169,186	152,873	-
Option payments received	30,000	30,000	104,585
Advances received from Meridian	-	-	986,228
Purchase of property and equipment	(41,660)	(4,197)	(12,549)
Proceeds on sale of equipment	-	10,648	-
Option payment liability settlement	-	(12,982)	(29,677)
	(2,789,376)	(1,183,291)	(995,266)

Financing Activities
Share capital issued	2,890,526	245,715	1,140,100
Share issuance costs	(39,718)	(6,467)	(54,910)
Performance shares	500	500	-
Loan proceeds	1,000,000	-	-
	3,851,308	239,748	1,085,190

Net Increase (Decrease) in Cash and Cash Equivalents	(217,309)	(517,619)	(846,815)
Cash and cash equivalents - Beginning of year	544,275	1,061,894	1,908,709
Cash and Cash Equivalents - End of Year	$326,966	$544,275	$1,061,894

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows – Continued
Canadian Funds

	Year Ended 31 December
Cash Resources Provided By (Used In)	2006	2005	2004

Cash Position Consists of:
Cash and cash equivalents	$326,966	$544,275	$167,573
Restricted cash	-	-	894,321
	$326,966	$544,275	$1,061,894

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Exploration expenditures included in accounts payable	$496,931	$66,943	$178,875
Shares issued or allotted for mineral property	$(15,000)	$(50,000)	$(303,000)
Option payments received in shares	$100,000	$-	$17,100

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 5
Consolidated Schedules of Mineral Property Costs
For the Years Ended 31 December
Canadian Funds

	2006	2005

Golden Summit Property, Alaska, USA
Acquisition costs
Cash - option payments	$78,650	$82,583
	78,650	82,583
Deferred exploration expenditures
Geological and field expenses	71,870	8,164
Mineral property fees	25,866	28,378
Drilling	38,734	-
Assaying	55,914	9,635
Engineering and consulting	114,535	25,967
Bulk sampling	531,909	-
Personnel	126,129	-
Management fees	-	18,819

	964,957	90,963
Total	1,043,607	173,546

Almaden Property, Idaho, USA
Acquisition costs
Cash - option payments	19,922	24,755
	19,922	24,755
Deferred exploration expenditures
Geological and field expenses	220,600	3,010
Drilling	1,478,828	-
Mineral property fees	19,266	20,379
Assaying	83,771	-
Metallurgical testing	73,408	-
Resource engineering	19,955	-
Engineering and consulting	304,320	49,948
	2,200,148	73,337
Total	2,220,070	98,092

Balance Forward	$3,263,677	$271,638

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 5
Consolidated Schedules of Mineral Property Costs - Continued
For the Years Ended 31 December
Canadian Funds

	2006	2005
Balance Carried Forward	$3,263,677	$271,638

Grew Creek Property, Yukon, Canada
Acquisition costs
Cash - option payments	65,000	45,000
Shares - option payments	15,000	15,000
	80,000	60,000
Deferred exploration expenditures
Geological and field expenses	74,426	55,467
Mineral property fees	10,850	-
Geophysics	-	196,384
Drilling	60,241	280,647
Assaying	13,343	40,495
Engineering and consulting	31,837	96,231
Mineral tax credit	(169,186)	(152,873)
	21,511	516,351
Total	101,511	576,351
Rob Property, Alaska, USA
Acquisition costs
Cash - option payments	25,425	21,175
	25,425	21,175
Deferred exploration expenditures
Mineral property fees	15,571	16,674
Engineering and consulting	10,537	5,496
Geological and field expenses	1,471	2,304
Assaying	2,739	-
Wages	2,731	159
	33,049	24,633
Total	58,474	45,808

Union Bay Property, Alaska, USA
Shares - option payments received	(100,000)	-
Cash - option payments received	(30,000)	(30,000)
Total	(130,000)	(30,000)

Balance Forward	$3,293,662	$863,797

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 5
Consolidated Schedules of Mineral Property Costs - Continued
For the Years Ended 31 December
Canadian Funds

	2006	2005
Balance Carried Forward	$3,293,662	$863,797

Duke Property, British Columbia, Canada
Acquisition costs
Shares - option payments	-	35,000
	-	35,000
Deferred exploration expenditures
Geological and field expenses	204	911
Geophysics	-	45,027
Assaying	688	1,117
Engineering and consulting	-	31,799
Drilling	-	131,628
	892	210,482
Total	892	245,482

Liberty Bell Property, Alaska, USA
Deferred exploration expenditures
Engineering and consulting	-	1,258
Total	-	1,258

General Exploration and Property Examinations
Engineering and consulting	14,919	3,150
Geological and field expenses	329	1,140
Wages	663	-
Total	15,911	4,290

Costs for the Year	3,310,465	1,114,827
Balance - Beginning of year	8,584,178	7,509,371
Write-off of mineral property costs (Note 4)	(332,806)	(40,020)
Balance - End of Year	$11,561,837	$8,584,178

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

1.

Continued Operations/Going Concern and Significant Accounting Policies

a)

Continued Operations and Going Concern

The Company is in the process of acquiring, exploring and developing precious metal mineral properties.  The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright.  The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred losses since inception, has a working capital deficit of $805,360 at 31 December 2006 and has accumulated an operating deficit of $24,291,685 at 31 December 2006. Subsequent to the year end, the Company raised $2,935,258 ($2,805,000 from private placements (note8a) and $130,258 from sale of portfolio investments (note3)).If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

These financial statements do not reflect the adjustments to carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used that would be necessary should the going concern assumption be inappropriate.

b)

Consolidation

These consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries, Free Gold Recovery, USA, Ican Minerals, Inc. and Canu Resources, Inc.  All subsidiaries are U.S. corporations which are involved in mineral property exploration.  Inter-company balances are eliminated upon consolidation.

c)

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash equivalents with institutions of high-credit worthiness.

d)

Portfolio Investments

Portfolio investments are recorded at the lower of cost or quoted market value.  Portfolio investments are written down to market value when the decline in market value is deemed to be other than temporary.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies - Continued

e)

Mineral Properties and Deferred Exploration Expenditures

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures, holding costs to maintain a property and related foreign exchange amounts are deferred and would be amortized against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or abandoned.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the receipts are in excess of costs incurred, at which time they are credited to income. Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

Management of the company regularly reviews the net carrying value of each mineral property. Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. The company presently has no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the project is written-down to estimated fair values with the write-down expensed in the period.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

f)

Asset Retirement Obligation

On May 1, 2004 the company retroactively adopted the new CICA accounting standard, Section 3110 for “Asset Retirement Obligations”. Operating under this Section, future obligations to retire an asset or property are recognized and recorded as a liability at fair value as at the time the asset is acquired or the event occurs giving rise to such an obligation. At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value of the measurement of the liabilities. In addition, an asset retirement cost is added to the carrying amount of the related asset and depreciated over the life of the asset. The capitalized asset retirement cost is amortized on the same basis as the related asset and along with the accretion expense, before arriving at the net income.

g)

Amortization

The Company provides for amortization on its property, plant and equipment at 20% - 45% on a declining balance method.  One half of the rate is applied in the year of acquisition.

h)

Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies - Continued

i)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using the Black-Scholes valuation model.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company estimates forfeiture of stock-based awards based on historical data and adjusts the forfeiture rate periodically.

j)

Loss per Share

Basic loss per share is based on the weighted average number of common shares issued and outstanding during the year.  The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

k)

Income Taxes

The asset and liability method is used for determining future income taxes.  Under the asset and liability method, the change in the net future income tax asset or liability is included in income.  The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities.  Future income tax assets and liabilities are measured using the statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

l)

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and their results and financial position are translated into the Company’s functional currency, the Canadian dollar, using the temporal method as follows:

-

Monetary assets and liabilities at year-end rates;

-

All other assets and liabilities at historical rates; and

-

Revenue and expense items at the average rate of exchange prevailing during the year.

Translation gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies - Continued

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Significant areas where management’s judgement is applied are the determination of asset impairment, stock-based compensation and future income tax valuation allowances.  Actual results could differ from those estimates.

n)

Flow-Through Shares

During a prior year, the Company adopted the recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after
19 March 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

o)

Performance shares

The Company grants performance shares to attract consultants and/or employees to the Company. Performance shares are valued at market price on the date of issuance and charged to operations with the offsetting credit to share capital.

p)

Mineral Exploration Tax Credits (“METC”)

The Company recognizes METC amounts and applies those amounts against deferred exploration costs when the Company’s application for tax credits is approved by Canada Revenue Agency.  Assessments, if any, for taxes, penalties and interest under Part XII.6 under section 2.11.91 of the Income Tax Act are deducted from the tax credits when necessary.

2.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, term deposits, accounts and advances receivable, portfolio investments, accounts payable, accrued liabilities, loan and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its US properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

3.

Portfolio Investments

Details are as follows:

	2006				2005
	Number of Shares	% Owned	Book Value	Market Value	Book Value
Pacific North West Capital Corp. (“PFN”)	553,986	1.32%	$189,582	$213,285	$120,120
CanAlaska Uranium Ltd. (“CVV”)	206,500	0.22%	42,637	154,875	77,033
			$232,219	$368,160	$197,153

The above investments have been accounted for using the cost method.  PFN, CVV and the Company are companies with certain directors in common.  During the year, the Company had a net gain on sale of investments of $85,884 (2005 - $Nil) of which a gain of $74,510 (2005 - $Nil) was due to the sale of CVV shares and a gain of $11,374 (2005 - $Nil) was due to the sale of PFN shares.  During the year, the Company had a write down in investments of $Nil (2005 - $19,559) related to PFN shares. Subsequent to year end, 166,500 shares of CVV were sold for net proceeds of $122,083 and 20,000 shares of PFN were sold for net proceeds of $8,175.

4.

Mineral Property Costs

Details are as follows:

	Acquisition	Deferred Exploration	Payments/ grants	Write-offs	Totals 2006	Totals 2005
Golden Summit Property	$463,517	$5,689,768	$-	$-	$6,153,285	$5,109,678
Almaden Property	690,827	2,345,116	-	-	3,035,943	815,873
Grew Creek Property	215,470	1,470,492	(322,059)	-	1,363,903	1,262,392
Rob Property	521,675	185,958	-	-	707,633	649,159
Union Bay Property	110,658	161,505	(234,200)	-	37,963	167,963
PGM Properties	98,650	148,549	-	-	247,199	247,199
Property Examinations	-	15,911	-	-	15,911	-
Duke Property	45,000	287,806	-	(332,806)	-	331,914
	$2,145,797	$10,305,105	$(556,259)	(332,806)	$11,561,837	$8,584,178

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA

By various agreements dated from 1 December 1992 to 9 May 1997, the Company acquired from Fairbanks Exploration Inc. (“FEI”) certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property subject to a 7% working interest held in trust for FEI by the Company.  The property is controlled by the Company through long-term lease agreements or outright claim ownership.  As consideration for the property, the Company agreed to:

-

Issue 25,000 shares of the Company (issued in 1997);

-

Issue 25,000 shares of the Company for each US$1,000,000 in expenditures spent on the property including all underlying lease obligations since 9 May 1997 to an aggregate of 125,000 shares.  As at 31 December 2006, the Company had issued 100,000 shares (25,000 shares each in 1998,1999, 2001 and 2005).  Subsequent to year end, the Company issued the final 25,000 shares.

-

Expend a minimum of US$1,767,000 of exploration expenditures on the property before 2000 (completed); and

-

Make all required lease payments to underlying lessors (Note 4a(i-iii)).

The Company will fund 100% of the project until commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The property is subject to a 2% Net Smelter Royalty (“NSR”).  The Company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992 and amended 15 May 2000 and 30 November 2001, the Company agreed to make advance royalty payments as follows:

		US Funds
1992 – 1998 (US$15,000 per year)		$105,000	(paid)
2000		$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury shares issued)
2001- 2006 (US$50,000 per year)	$	*300,000	(paid)
2007 – 2019 (US$150,000 per year)		$1,950,000

*  The 2001 US$50,000 advance royalty payment was settled by issuing 250,000 shares.  These shares were issued during the year ended 31 December 2002.

An amendment signing bonus of US$50,000 was paid 1 October 2000.

The leased property is subject to a 3% NSR.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA - Continued

Underlying Leases - Continued

(ii)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the Company assumed the obligation to make advance royalty payments of US$2,500 per year until 1996 (paid) and US$5,000 per year until 2006 (paid to date).  During 2006, the Company renewed the existing lease term for an additional 5 years on the same terms and conditions.   The claims are subject to a 4% NSR which the Company has an option to purchase for the greater of the current value or US$1,000,000 less all advance royalty payments made.

(iii)

Tolovana Claims

In May 2004, the Company entered into an agreement with a third party (the “Seller”) whereby the Seller transferred 100% of the rights via Quit Claim Deed to a 20-year lease on the Tolovana Gold Property in Alaska.

Under the terms of the agreement, the Company assumed all of the Seller’s obligations under the lease, which include making annual payments of $1,000 per month for the first 23 months increasing to $1,250 per month for the 24th to the 48th months and increasing to $1,500 after the 49th month and for the duration of the lease. These payments are current.

The property is subject to a sliding scale NSR as follows: 1.5% NSR if gold is below US$300, in the event the price of gold is between US$300 to US$400, 2.0% NSR, and in the event that the price of gold is above US$400,the property is subject to a 3.0% NSR.  In addition, the Company has made a cash payment of US$7,500 on signing and issued 400,000 shares on regulatory approval. An additional 200,000 shares are to be issued within 30 days of a minimum 200,000 ounce mineral resource being calculated on the property if the resource is established in five years or less from the date of the agreement.

(iv)

Meridian Gold Option and Joint Venture

During 2004, the Company entered into an option and joint venture agreement with Meridian Gold Company (“Meridian”) with regard to the Golden Summit Project.

During 2005, Meridian terminated the agreement.  The 200,000 shares and $75,000 to be subscribed/received on or before 31 December 2004 was never subscribed/received.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

4.

Mineral Property Costs - Continued

b)

Almaden Property, Washington County, Idaho, USA

By agreement dated 13 December 1995 and various amendments, the Company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the Company paid US$250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.

Pursuant to the Company submitting a feasibility report, the Company entered into a joint venture agreement whereby 60% of all further costs spent on the property were the responsibility of the Company.  The joint venture assumed the requirements to pay US$250,000 to underlying optionors (paid), US$4 per month for each acre acquired (approximately US$10,000 per year [paid to date]) and US$24,000 per year (US$6,000 annually [paid to date] with the remaining US$18,000 deferred for payment upon commencement of commercial production).  The US$18,000 annual contingent liability has not been recorded in these financial statements due to the uncertainty of going into commercial production.  This accumulated contingent liability for lease payments due on commencement of commercial production is US$450,000.

By agreement dated 17 April 2001, the Company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. and Canu Resources, Inc. for 500,000 shares of the Company (issued). The Company now owns a 100% interest in the Almaden Property, subject to underlying lease agreements.

The property is subject to a production royalty of 4% of net returns and a 1% NSR if the average price of gold is less than US$425 per ounce and 2% if the average price of gold is equal to or greater than US$425 per ounce.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

4.

Mineral Property Costs - Continued

c)

Grew Creek Property, Yukon Territory, Canada

By Letter Agreement dated 27 May 2004 the Company can acquire, from a third party (“Optionor”), up to a 100% interest in certain mineral claims known as the Grew Creek Property located in Whitehorse Mining District, Yukon Territory.  To acquire a 100% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon signing the letter agreement (paid)	-	$5,000	$-
Within 5 days of regulatory approval (issued/paid)	50,000	35,000	-
On or before 27 May 2005 (issued/paid/incurred)	50,000	45,000	75,000
On or before 27 May 2006 (issued/paid/incurred)	50,000	65,000	150,000
On or before 27 May 2007	50,000	75,000	325,000
On or before 27 May 2008	-	80,000	450,000
On or before 27 May 2009	-	-	500,000
	200,000	$305,000	$1,500,000

The project is subject to a 3% NSR.  In the event that commercial production has not commenced on the property by the 6th anniversary of the Letter Agreement, the Company shall make an advance royalty payment in the amount of $50,000.  On the 7th Anniversary, the advance royalty payments shall increase to $100,000 and remain at that level until such time that commercial production commences, or until the Company notifies the Optionor that it does not intend to proceed to commercial production.  These advance royalty payments made shall be deducted from the NSR payments due.  Once commercial production has commenced the minimum annual royalty payable shall be $50,000.

d)

Rob Property, Alaska, USA

By agreement dated 9 July 2002 the Company has the option to earn a 100% interest in a 20-year lease on certain mineral claims located in the Good Paster Mining District, Alaska, known as the Rob Property.

As consideration, the Company shall, at its option, make the following payments and issue shares as follows:

	US Funds	Shares
- Upon execution of the agreement (paid)	$7,000	-
- Earlier of 1 September 2002 and approval date (paid/issued)	7,000	500,000
- On or before 1 July 2003 (paid/issued)	2,500	500,000
- On or before 1 July 2004 (paid)	2,500	-
- On or before 1 July 2005 (paid)	2,500	-
- On or before 1 July 2006 (paid)	2,500	-
- On or before 1 July 2007	2,500	-
- On or before 1 July 2008	2,500	-
	$29,000	1,000,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

4.

Mineral Property Costs - Continued

d)

Rob Property, Alaska, USA - Continued

The Company is also responsible to make payments for an underlying agreement with the vendor as follows:

US Funds
- On or before 1 July 2003 (paid)	$10,000
- On or before 1 July 2004 (paid)	10,000
- On or before 1 December 2005 (paid)	15,000
- On or before 1 December 2006 (paid)	20,000
- On or before 1 December 2007	25,000
$80,000

In addition, the Company is also required to expend a total of US$1,000,000 in exploration expenditures on the property prior to 31 December 2008 (US$111,205 spent to date).  Minimum work in any given year shall not be less than US$10,600 per year.  If the Company fulfills this US$1,000,000 exploration expenditure requirement, an additional 500,000 shares of the Company must be issued.

Commencing 1 December 2008 annual advance royalty payments must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than US$350	US$30,000
US$350 to US$400	US$40,000
More than US$400	US$50,000

The vendor shall retain a NSR, which shall vary according to the London gold price for the preceding six-month period as follows:  1% for gold prices less than US$300, 1.5% for gold prices between US$301 and US$350, and 2% for gold prices greater than US$350.  The NSR may be purchased for US$500,000 for each percentage point.  An undivided 100% interest in the property may be purchased for US$1,500,000.

In addition, an intermediary vendor retains a 1% NSR which the Company may purchase for US$1,000,000.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

4.

Mineral Property Costs - Continued

e)

Union Bay Property, Alaska, USA

The Company acquired certain mineral claims known as the Union Bay Property, in Alaska, USA, by way of staking.

(i)

By agreement dated 1 October 2002 and amended 2 April 2003, the Company granted to PFN, a company with certain directors and officers in common, an option to earn a 70% interest in the property.

To earn its 50% interest, PFN, purchased a private placement of $165,000 (2002) and made cash payments, issued shares and incurred exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (received)	$-	30,000	$-
- On or before 1 July 2003 (received / completed)	20,000	-	30,000
- On or before 30 January 2004 (received)	-	30,000	-
- On or before 1 July 2004 (received / completed)	20,000	-	30,000
- On or before 1 July 2005 (received / completed)	30,000	-	340,000
- On or before 1 July 2006 (received / completed)	30,000	-	600,000
	$100,000	60,000	$1,000,000

Following vesting with a 50% interest, PFN had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of having vested. This election was not made.

Upon vesting, PFN issued 253,586 shares at market value for $100,000 to the Company.

(ii)

Joint Venture Agreement

By agreement dated 21 May 2003 with Lonmin PLC (“Lonmin”) the Company and PFN granted Lonmin an option to earn up to a 70% interest in the Union Bay project.  Under the agreement, Lonmin was required to incur, at its option, exploration expenditures of US$815,000 (completed) in 2003 and a minimum of US$1,000,000 per year in 2004 (completed), 2005 (completed), and 2006, and US$750,000 for subsequent years. PFN is the operator of the project during the exploration phase.

On 26 August 2005, Lonmin advised that it was terminating its option on the project. PFN has notified the Company that it intends to retain the project by reducing the property size to encompass the remaining prospective target areas identified to date.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

4.

Mineral Property Costs - Continued

f)

PGM A Property, Sudbury Region, Ontario, Canada

By various agreements dated between 6 March and 19 December 2000, the Company acquired a property in the Sudbury region, Ontario known as the PGM A Property.  During a prior year, the Company earned a 100% interest in the property by making cash payments of $100,000, issuing 300,000 shares and incurring exploration expenditures of $50,000.  The Company is also required to issue a further 100,000 shares to the optionor upon the completion of a bankable feasibility study.

The property is subject to a 3% NSR.   The Company has the right to purchase up to 2% of the NSR for $3,000,000.  (The first 1% for $1,000,000 and the second 1% for $2,000,000.)

By Letter Agreement dated 16 November 2001, the Company granted to PFN, a company with certain directors in common, an option to earn a 70% interest in PGM A for cash payments of $55,000 (received), issuance of 20,000 PFN shares (received) and exploration expenditures on the property of $55,000 (completed).

PFN has the right to purchase an additional 30% interest in the property by paying to the Company $750,000.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

g)

Duke Property, British Columbia, Canada

By agreement dated 21 October 2004 and amended 24 December 2004 the Company had the right to acquire, from a third party, up to a 70% interest in certain mineral claims known as the Duke Property located in Merritt, British Columbia.

During 2006, the Company terminated this agreement.  Accordingly, all costs associated with the property have been written off.

h)

Liberty Bell Property, Alaska, USA

The Company acquired by staking 48 one hundred sixty-acre state mining claims plus 46 forty-acre state mining claims in the Bonnifield Mining District, Nenana Recording District, Alaska.

During 2005, management decided not to pursue further exploration on the property.  Accordingly, the associated acquisition and deferred exploration expenditures have been written-off.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

5.

Property and Equipment

Details are as follows:

2006	Cost	Accumulated Amortization	2006 Net Book Value
Mining equipment	$13,505	$(2,026)	$11,479
Office equipment	85,483	(34,212)	51,271
	$98,988	$(36,238)	$62,750

2005	Cost	Accumulated Amortization	2005 Net Book Value
Automotive equipment	$32,744	$(32,744)	$-
Office equipment	185,933	(151,839)	34,094
	$218,677	$(184,583)	$34,094

6.

Related Party Balances and Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

Effective 1 January 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting.  During the year, $22,000 (2005 - $24,000) was paid/accrued to directors.  As at 31 December 2006, amounts due to related parties consists of $8,000 (2005 - $Nil) owing to directors.  These amounts were incurred in the ordinary course of business, are non-interest bearing, unsecured and due on demand.

b)

During the year, management fees of $107,602 (2005 - $106,818; 2004 - $124,640) were paid to a company controlled by the Chairman.

c)

During the year, consulting fees of $28,231 (2005 - $33,428; 2004 - $40,900) were paid to a company controlled by the Corporate Secretary.

d)

During the year, accounting fees of $28,831(2005 - $28,556; 2004 - $41,713) were paid to a company controlled by the Chief Financial Officer.

e)

During the year, rent of $36,681 (2005 - $40,015; 2004 - $40,015) was paid to a company controlled by the Chairman.

f)

During the year, consulting fees of $73,042 (2005 - $61,658) were paid, 50,000 performance shares (vested as described in Note 8f) were issued to the Vice-President of Business Development.  Subsequent to year end, 50,000 of the 400,000 performance shares reserved for issuance were issued.

g)

During the year, consulting fees of $Nil (2005 - $30,000; 2004 - $Nil) were paid to a director and former President of the Company.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

6.

Related Party Balances and Transactions  - Continued

h)

During the prior year, 1,000,000 performance shares (vested as described in Note 8f) were reserved for issuance to the President and CEO.  Subsequent to year end, 427,272 of the 1,000,000 performance shares reserved for issuance were issued.

i)

During the year, 400,000 performance shares (vested as described in Note 8f) were reserved for issuance to the Vice-President of Exploration.  Subsequent to year end, 99,999 of the 400,000 performance shares reserved for issuance were issued.

The above transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.

Loan

During the year, a $1 million short-term debt financing was obtained having a term of 1 year, an interest rate of 8%, and collateralized by a floating charge over the assets of the Company.  The lenders have the option to accelerate the repayment of the loan upon the Company obtaining subsequent equity financing in excess of $2 million, and the Company has agreed to apply net proceeds from the processing and sale of gold contained within the stockpiles at the Golden Summit project in the spring of 2007 against any unpaid loan balances.  As consideration for the loan, the lenders received 250,000 non-transferable warrants that entitle the holders to purchase common shares of the Company at a price of $0.55 per share during the twelve month period following the date of issuance of the warrants, and at a price of $0.65 per share during the subsequent twelve month period.  These warrants have a calculated value of $49,569 of which $15,437 has been expensed as a loan arrangement fee. This loan and the accrued interest were repaid subsequent to year end.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

8.

Share Capital

a)

Private Placements

During the year, the Company issued 8,146,542, units through private placements for gross proceeds of $2,737,401 as follows:

i)

1,500,000 common shares at $0.20 common share for gross proceeds of $300,000.

ii)

5,535,431 units at $0.35 per unit consisting of one common share and one-half non-transferable share purchase warrant for gross proceeds of $1,937,401.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a purchase price of $0.45 expiring 3 April 2007.

iii)

1,111,111 units at $0.45 per unit consisting of one common share and one-half non-transferable share purchase warrant for gross proceeds of $500,000.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a purchase price of $0.55 during the 12 month period expiring 10 November 2007 and at a price of $0.65 during the subsequent 12 month period.

Subsequent to year-end, the Company closed a non-brokered private placement of 5,100,000 units for gross proceeds of $2,805,000.   Each unit was priced at $0.55 and consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.75 per share exercisable for 24 months from date of closing.  The Company will have the right to accelerate the warrant expiration on 30 days written notice in the event that after 6 months the closing bid price of the shares is equal to or above $1.10 per share for any consecutive 20-day period.

During 2005, the Company issued 1,445,385, shares at $0.17 per share (325,294 shares issued to related parties) through private placements for gross proceeds of $245,715.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

8.

Share Capital - Continued

b)

Flow-Through Shares

Flow-through shares are shares issued by a Company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualifying mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.

c)

Exercise of Warrant and Options

i)

During the year, no warrants were exercised.

ii)

During the year, 453,750 (2005 - Nil) options were exercised for gross proceeds of $153,125 (2005 -$Nil).

d)

Share Purchase Warrants

As at 31 December 2006, the following share purchase warrants are outstanding:

Number	Price per Share	Expiry Date

2,767,714	$0.45	3 April 2007
555,555	$0.55/$0.65	10 November 2007/2008
250,000	$0.55/$0.65	4 December 2007/2008
3,573,269

During the year, 3,323,269 common share purchase warrants having a fair value of $328,813 were issued relating to two private placements and 250,000 common share purchase warrants having a fair value of $49,569  were issued as a loan arrangement fee for the $1,000,000 loan.

e)

Share Purchase Options

The Company has established share purchase option plans whereby the Board of Directors (“Board”), may from time to time, grant options to directors, officers, employees or consultants to a maximum of 8,250,061 options.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Board.  The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date.  Options vest upon the discretion of the Board.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

8.

Share Capital - Continued

e)

Share Purchase Options - Continued

A summary of the Company’s options at 31 December 2006 and the changes for the year are as follows:

Number Outstanding 31 December 2005	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 December 2006	Exercise Price Per Share	Expiry Date
860,000	-	(25,000)	(150,000)	-	685,000	$0.50	31 December 2007
1,150,000	-	-	(130,000)	-	1,020,000	$0.48	10 September 2008
100,000	-	(100,000)	-	-	-	$0.25	1 July 2007
80,000	-	-	(30,000)	-	50,000	$0.55	10 February 2007
50,000	-	(50,000)	-	-	-	$0.31	1 July 2007
1,380,000	-	(165,000)	(135,000)	-	1,080,000	$0.40/$0.50	5 November 2009
100,000	-	(100,000)	-	-	-	$0.30	13 July 2010
500,000	-	-	-	-	500,000	$0.20	30 September 2010
-	110,000	(13,750)	-	-	96,250	$0.30	25 January 2011
-	350,000	-	-	-	350,000	$0.35	13 March 2011
-	100,000	-	-	-	100,000	$0.50	17 July 2011
-	100,000	-	-	-	100,000	$0.50	21 September 2011
4,220,000	660,000	(453,750)	(445,000)	-	3,981,250

Effective 1 January 2003, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 1i).  The standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method. During the year, the Company transferred $54,465 from contributed surplus to share capital as required when options were exercised.

During the year, the Company granted the following options and recognized the following costs with respect to options granted in 2006:

Grant date	Granted	Exercise price	Fair Value	2006 Vested Amount
25 January 2006	110,000	$0.30	$10,986	$4,120
13 March 2006	350,000	$0.35	86,864	32,574
17 July 2006	100,000	$0.50	22,105	8,842
21 September 2006	100,000	$0.50	28,662	-
Total	660,000		$148,617	$45,536

The total estimated fair value of the 660,000 options is $148,617.  Since the options were granted under a graded vesting schedule, $45,536 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the year.  The offsetting entry is to contributed surplus.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

8.

Share Capital - Continued

e)

Share Purchase Options - Continued

During prior years, the Company granted the following options and recognized the 2006 vested amount as follows:

Grant date	Granted	Exercise price	Fair Value	2006 Vested Amount
10 November 2004	2,000,000	$0.40/$0.50	$337,017	$8,991
13 July 2005	100,000	$0.30	9,930	5,263
30 September 2005	500,000	$0.20	46,167	24,045
Total	2,600,000		$393,114	$38,299

The total estimated fair value of the 2,600,000 options is $393,114.  Since the options were granted under a graded vesting schedule, $38,299 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during 2006.  The offsetting entry is to contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005	2004
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	74.70%	62.76%	73.52%
Risk-free interest rate	4.08%	3.52%	3.75%
Expected life of options	5.0 years	5.0 years	4.8 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

8.

Share Capital - Continued

f)

Performance Shares

A total of 2,187,482 performance shares are reserved for issue.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants and/or employees to the Company.

During a prior year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a Vice-President of Business Development to the Company.  These shares are to be granted as follows:

Shares	Date
50,000	5 September 2005	(issued)
50,000	5 March 2006	(issued*)
50,000	5 September 2006	(issued subsequent to year end**)
50,000	5 March 2007
50,000	5 September 2007
50,000	5 March 2008
50,000	5 September 2008
50,000	5 March 2009
400,000

* 50,000 performance shares were issued at $0.01 per share for total proceeds of $500.  The fair market value of the performance shares at the date of the issuance was $19,000.  The difference between the issue price and the fair market value ($18,500) was recorded in the accounts as consulting fees.  The offsetting entry is to share capital.

** 82,500 performance shares were reserved for issuance at $0.01 per share.  The fair market value of the performance shares at the date of the allotment/accrual was $43,523 and was recorded in the accounts as consulting fees.  The offsetting entry is to contributed surplus.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

8.

Share Capital - Continued

f)

Performance Shares - Continued

During the prior year, the Board authorized the issuance of up to 1,000,000 performance shares at an exercise price of $0.01 per share to attract a new President & CEO to the Company.  These shares are available for issuance as follows:

Shares	Date
100,000	1 January 2006	(issued subsequent to year end*)
81,818	1 April 2006	(issued subsequent to year end*)
81,818	1 July 2006	(issued subsequent to year end*)
81,818	1 October 2006	(issued subsequent to year end*)
81,818	1 January 2007	(issued subsequent to year end*)
81,818	1 April 2007
81,818	1 July 2007
81,818	1 October 2007
81,818	1 January 2008
81,818	1 April 2008
81,818	1 July 2008
81,820	1 August 2008
1,000,000

* 427,272 performance shares were reserved for issuance at $0.01 per share.  The fair market value of the performance shares at the date of the allotment/accrual was $177,227 and was recorded in the accounts as wages and benefits.  The offsetting entry is to contributed surplus.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

8.

Share Capital - Continued

f)

Performance Shares- Continued

During the year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Exploration to the Company.  These shares are available for issuance as follows:

Shares	Date
33,333	13 June 2006	(issued subsequent to year end*)
33,333	13 September 2006	(issued subsequent to year end*)
33,333	13 December 2006	(issued subsequent to year end*)
33,333	13 March 2007
33,333	13 June 2007
33,333	13 September 2007
33,333	13 December 2007
33,333	13 March 2008
33,333	13 June 2008
33,333	13 September 2008
33,333	13 December 2008
33,337	13 March 2009
400,000

* 106,666 performance shares were reserved for issuance at $0.01 per share.  The fair market value of the performance shares at the date of the allotment/accrual was $44,833 and was recorded in the accounts as wages and benefits.  The offsetting entry is to contributed surplus.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

9.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2006	2005

Loss before income taxes	$(1,772,633)	$(1,368,370)

Expected income tax (recovery)	$(604,468)	$(466,836)
Items not deductible for income tax purposes	204,828	133,683
Unrecognized benefit of non-capital losses	399,640	333,153

Total income taxes	$-	$-

Represented by:
Current income tax	$-	$-
Future income tax	$-	$-

     The significant components of the Company's future income tax assets and liabilities are as follows:

	2006	2005

Future income tax assets
Financing costs	$30,101	$53,424
Loss carry-forwards	8,163,302	8,125,423
Undepreciated capital cost in excess of accounting net book value	115,613	111,176
Mineral properties	387,366	50,264

	8,696,382	8,340,287
Valuation allowance	(8,696,382)	(8,340,287)

Net future income tax assets	$-	$-

The Company has non-capital losses for Canadian tax purposes of approximately $4,843,000 available to offset against taxable income in future years, which, if unutilized, will expire through to 2016.  In addition, the Company has net operating loss carryovers for US tax purposes of approximately US$16,508,082 available to offset against taxable income in future years, which, if unutilized, will expire through to 2026. Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $12,697,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses, resource deductions and other tax assets have not been recognized in these financial statements, and have been offset by a valuation allowance.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

9.

Income Taxes - Continued

Future Income Tax Recovery

During a prior year, flow-through shares were issued for $1,028,000, which funds were required to be spent on certain Canadian Exploration Expenditures.  Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability ($365,968) which is equal to the renunciation, times the corporation tax rate when expenditures are renounced.  However, because the Company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery.

10.

Commitments

By an agreement dated 1 July 2005, the Company is committed under an operating lease, for its office premises with the following lease payments to the expiration of the lease on June 30, 2010.

Fiscal year ended Dec. 31,	2007	2008	2009	2010	2011	Thereafter

Office lease	$39,679	$39,679	$39,679	$19,840	-	-

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

11.

Segmented Information

Details on a geographic basis as at 31 December 2006 are as follows:

	USA	Canada	Total
Assets	$9,950,735	$2,430,498	$12,381,233
Mineral property costs	$9,950,735	$1,611,102	$11,561,837
Loss for the year	$(2,006)	$(1,770,627)	$(1,772,633)

Details on a geographic basis as at 31 December 2005 are as follows:

	USA	Canada	Total
Assets	$6,753,761	$2,677,943	$9,431,704
Mineral property costs	$6,742,673	$1,841,505	$8,584,178
Loss for the year	$(43,019)	$(1,325,351)	$(1,368,370)

Details on a geographic basis as at 31 December 2004 are as follows:

	USA	Canada	Total
Assets	$6,601,475	$3,841,182	$10,442,657
Mineral property costs	$6,489,699	$1,019,672	$7,509,371
Loss for the year	$(447,510)	$(1,205,211)	$(1,652,721)

12.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

a)

SEC staff have interpreted U.S. GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property. Accordingly, for U.S. GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist. Under Canadian GAAP, such costs have been deferred. For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

b)

Under U.S. GAAP, investments classified as available for sale are recorded at market value.  The difference between the market value and the cost of the investment is recorded in comprehensive income.  Once the investment is sold, the comprehensive income for that investment is transferred to income.  Under Canadian GAAP, investments held as available for sale are recorded at the lower of cost and market.  There is no comprehensive income category in Canada.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

12.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

c)

Flow-through Shares

In 2004, the Company received a premium to market on the issuance of flow-through shares of $77,100 which was recorded in share capital under Canadian GAAP. For U.S. GAAP purposes, SFAS 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A future tax liability is recognized for the premium paid by the investors.

In 2004, for Canadian GAAP purposes, the Company recorded a future income tax recovery of $365,968 and a corresponding reduction of share capital in respect of flow-through share financing.

d)

514,501 performance shares were released upon regulatory approval prior to 1991 from an escrow arrangement based on the maintenance of the current level of cash flow.  The excess of the fair value of these shares when the required level of cash flow was attained over the nominal original consideration paid of $0.01 per share ($5,145) would be charged to operations as compensation expense under U.S. GAAP.

e)

Under U.S. GAAP, share issue costs are charged to share capital in the year and not to deficit.

f)

Prior year restatement

Certain of the comparative numbers in this Canadian to U.S. GAAP reconciliation have been restated to reflect errors in the previous year’s presentation. As a result of this restatement, loss for the year 2004 under U.S. GAAP increased by $275,348. Basic and diluted loss per share under U.S. GAAP increased from$0.08 to $0.09 as a result of the restatement. Loss for the year 2005 under U.S. GAAP decreased by $2,072 as a result of the restatement. Basic and diluted loss for 2005 did not change.

g)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Year Ended 31 December 2006	As Restated Year Ended 31 December 2005	As Restated Year Ended 31 December 2004
Loss for the period as reported	$(1,772,633)	$(1,368,370)	$(1,652,721)
Write-off of mineral property costs (Note a)	(2,977,659)	(1,074,807)	(599,354)
Future income tax recovery (Note c)	-	-	(288,868)
Loss for the period in accordance with United States GAAP	$(4,750,292)	$(2,443,177)	$(2,540,943)

Basic loss per share for the year in accordance with United States GAAP	$(0.13)	$(0.08)	$(0.09)

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

12.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

h)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Year Ended 31 December 2006	Year Ended 31 December 2005
Deficit - As reported	$(24,291,685)	$(22,479,334)
Stock compensation expense (Note d)	(244,404)	(244,404)
Write-off of mineral property costs (Note a)	(11,561,837)	(8,584,178)
Share issuance costs (Note e)	1,011,744	972,026
Future Income tax recovery (Note c)	(288,868)	(288,868)
Deficit in accordance with United States GAAP	$(35,375,050)	$(30,624,758)

i)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares
	Number	Amount	Deficit	Contributed surplus	Other Comprehensive Income	Total
Shareholders’ equity balance as reported at 31 December 2005	31,562,590	$30,714,606	$(22,479,334)	$1,072,794	$-	$9,308,066
Stock compensation expense(Note d)	-	244,404	(244,404)	-	-	-
Write-off of mineral property costs (Note a)	-	-	(8,584,178)	-	-	(8,584,178)
Share issuance costs	-	(972,026)	972,026	-	-	-
Future Income tax recovery(Note c)	-	288,868	(288,868)	-	-	-
Shareholders’ equity in accordance with United States GAAP at 31 December 2005	31,562,590	$30,275,852	$(30,624,758)	$1,072,794	$-	$723,888
Shareholders’ equity balance as reported at 31 December 2006	40,262,882	$33,364,784	$(24,291,685)	$1,746,128	$-	$10,819,227
Stock compensation expense	-	244,404	(244,404)	-	-	-
Write-off of mineral property costs (Note a)	-	-	(11,561,837)	-	-	(11,561,837)
Share issuance costs	-	(1,011,744)	1,011,744	-	-	-
Investments available for sale	-	-	-	-	135,941	135,941
Future Income Tax recovery(Note c)	-	288,868	(288,868)	-	-	-
Shareholders’ equity in accordance with United States GAAP at 31 December 2006	40,262,882	$32,886,312	$(35,375,050)	$1,746,128	$135,941	$(606,669)

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

12.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

j)

Cash flows

	Year Ended 31 December
Statements of Cash Flows	2006	2005	2004

Cash used in operating activities under Canadian GAAP	$(1,279,241)	$425,924	$(936,739)
Mineral property exploration and development expenditures	(2,898,534)	(1,176,760)	(960,477)
Cash used in operating activities under U.S. GAAP	(4,177,775)	(750,836)	(1,897,216)
Cash generated by financing activities, under Canadian and U.S. GAAP	3,851,308	239,748	1,085,190
Cash used in investing activities under Canadian GAAP	(2,789,376)	(1,183,291)	(995,266)
Mineral property exploration and development expenditures	2,898,534	1,176,760	960,477
Cash used in (from) investing activities under U.S. GAAP	109,158	(6,531)	(34,789)
Cash and cash equivalents end of year under Canadian and U.S. GAAP	$326,966	$544,275	$1,061,894

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2006 and 2005
Canadian Funds

12.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

k)

Recent Accounting Pronouncements

In June 2006, FASB issued Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns.  FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective January 1, 2007 and is currently assessing the impact on the Company’s financial statements.

In September 2006, FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures.  The standard does not require any new fair value measurements.  This standard is effective for fiscal years beginning after November 15, 2007.  Management is currently assessing the impact on the Company’s financial statements.

In April 2005, the Canadian Accounting Standards Board issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA Handbook.  These new standards will affect the company’s Canadian GAAP interim and annual financial statements beginning in the first quarter of 2007.  The most significant new standards are as follows:

i)

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the amounts.  It also specifies how financial instrument gains and losses are to be presented.  Management is currently finalizing its evaluation of the impact of this standard on the Company’s Canadian GAAP financial statements.

ii)

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  The adoption of this standard is not expected to impact the company.

iii)

Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income for the company will include holding gains and losses on investments designated as available for sale.

Corporate Information

Freegold Ventures Limited
2303 West 41st Avenue
Vancouver, British Columbia, Canada
V6M 2A3

Toll Free: 1.800.667.1870
Tel: +1.604.685.1870
Facsimile: +1.604.685.8045

Email: ir@freegoldventures.com
www.freegoldventures.com

Officers & Directors

Harry Barr, Chairman
Steve Manz, B.A.Sc., MBA, President & CEO
Michael Gross, M.S., P.Geo., VP Exploration
Jeffrey L. Woods, B.Sc., S.M.E., VP Project Development
J. Kristina Walcott, VP Business Development
Gordon Steblin, B. Comm., CGA, CFO
Taryn Downing, Corporate Secretary
Morris Medd, Director
Colin Bird, C. Eng., Director
Bernard Barlin, B.Sc., P.Eng., Director
Hubert Marleau, Director

Registar & Transfer Agent

CIBC Mellon Trust Company

Auditors

PricewaterhouseCoopers LLP.

Shares Listed

Toronto Stock Exchange (TSX)
Ticker Symbol: ITF
OTC BB: FGOVF
Frankfurt: FR4

Investor Relations Contact

Spiros Cacos, MA
Manager, Investor Relations

Toll Free: 1.800.667.1870
Tel: +1.604.685.1870
Facsimile: +1.604.685.8045

Email: ir@freegoldventures.com

www.freegoldventures.com

35

For Information:

Spiros Cacos
Manager of Investor Relations

2303 West 41st Avenue
Vancouver, British Columbia, Canada
V6M 2A3

Telephone: +1.604.685.1870
Toll Free: 1.800.667.1870
Facsimile: +1.604.685.8045

www.freegoldventures.com
ir@freegoldventures.com